SECURITI  ISSION

10035433

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-44916

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Condor Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Antonio Fernandez (212) 245-4700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Antonio Fernandez , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Condor Securities, Inc., as of December 31, 2009 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

President

Title

Notary Public

MARIA C. RIOS
Notary Public, State of New York
Qualified in Kings County
Reg. No. 01RI6180[illegible]
My Commission [illegible] 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Notes to Financial Statement.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A Copy of the SIPC Supplemental Report.
- ☐ (o) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (p) Independent Auditors' Report.
- ☒ (q) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BDO Seidman, LLP
Accountants and Consultants

100 Park Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

Stockholder
Condor Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Condor Securities, Inc. ("Company") as of December 31, 2009, that is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in the summary of business and significant accounting policies and notes to the statement of financial condition, substantially all of the revenue of the Company is from one customer.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Condor Securities, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 25, 2010

Condor Securities, Inc.

Statement of Financial Condition

December 31, 2009	
Assets	
Cash and cash equivalents	**$497,048**
Deposit with clearing broker (Note 1)	**100,000**
Due from clearing broker (Note 1)	**151**
Certificate of deposit pledged as collateral (Note 4)	**132,791**
Officer loan receivable (Note 2)	**100,000**
Income taxes receivable	**67,869**
Prepaid expenses and other	**6,602**
	$904,461
Liabilities and Stockholder's Equity	
Liabilities:	
Accrued expenses	**$ 48,895**
Payable to clearing broker	**33,313**
Total liabilities	**82,208**
Commitments (Notes 4 and 5)	
Stockholder's equity (Note 5)	**822,253**
	$904,461

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Summary of Business and Significant Accounting Policies

Business and Organization

Condor Securities, Inc. ("Company") is a Delaware corporation. The Company is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary business is to consult with an offshore entity in which the Company provides certain investment advisory, accounting and other services and to engage in principal trading in foreign debt securities. Substantially all of the Company's revenues are provided by this customer.

The Company has an agreement ("Clearing Agreement") with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii). The Clearing Agreement may be cancelled by either party upon 90 days' written notice.

Summary of Significant Accounting Policies

FASB Accounting Standards Codification™

In July 2009, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" ("Codification of ASC" or "ASC") to become the source of authoritative U.S. generally accepted accounting principles ("U.S. GAAP") recognized by the FASB to be applied by nongovernmental entities. All other accounting literature not included in the Codification of ASC will be considered non-authoritative. The Codification of ASC does not change current U.S. GAAP. References to authoritative U.S. GAAP literature in the Company's statement of financial condition and the notes thereto have been updated to reflect new Codification of ASC references.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business, as cash and cash equivalents. All cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The funds at the brokers are insured up to $100,000 by the Securities Investment Protection Corporation.

Fair Value of Financial Instruments

Investments are measured at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models.

The Company follows ASC 820 (SFAS No. 157), "Fair Value Measurements", which establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical assets or liabilities traded in non-active markets (i.e., dealer or broker markets); and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

Effective June 30, 2009, the Company adopted FASB Staff Position ("FSP") No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly". FSP No. 157-4 provides additional guidance for estimating fair value in accordance with ASC 820 when the volume and level of activity for the asset or liability have significantly decreased.

The following are types of investments the Company held as of December 31, 2009:

Cash Instruments

Certain registered money market accounts are generally categorized in Level 2 of the fair value hierarchy.

Leasehold Improvements

Leasehold improvements are stated at cost and are amortized on a straight-line basis over the shorter of the term of the related lease or the estimated useful life of the asset.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company is required to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of the assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. There are no significant temporary differences between the Company's pre-tax income and taxable income. It is the policy of the Company to comply with the provisions applicable to corporations, as defined by Subchapter C of the Internal Revenue Code.

The Company files U.S. Federal and New York State and New York City local income tax returns. No income tax returns are currently under examination. The statutes of limitations on the Company's U.S. Federal income tax return remain open for the three years ended December 31, 2012. The statutes of limitations on each of the Company's state and local income tax returns may remain open for an additional year depending upon jurisdiction.

Management has analyzed the Company's tax positions taken on income tax returns for all open tax years and has concluded that, as of December 31, 2009, no liabilities are required to be recorded in connection with such tax positions in the Company's statement of financial condition.

New Accounting Pronouncement

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements". ASU 2010-06 amends ASC 820 and clarifies and provides additional disclosure requirements related to recurring and non-recurring fair value measurements. ASU 2010-06 is effective for reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.

1. Deposit with and Due to/from Clearing Broker

The Company has an agreement with a brokerage firm to carry its account as a customer. The broker has custody of the Company's securities and, from time to time, cash balances which may be due from this broker.

These securities and/or cash positions serve as collateral for any amounts due to broker as well as collateral for securities sold short or securities purchased on margin.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

Pursuant to the Clearing Agreement, the Company maintains, as collateral against losses due to nonperformance by its customers, cash or security deposits of no less than $100,000. These deposits may consist of cash, money market funds or other qualifying securities. At December 31, 2009, the cash deposit held as collateral was $100,000.

2. Officer Loan Receivable

Officer loan receivable consists of a $100,000 promissory note from the sole stockholder of the Company. The initial loan matured on December 17, 2007 with an interest rate of 4% per annum. The loan was then rolled over with a new interest rate of 1.5% per annum and a new maturity of December 18, 2011.

3. Transactions with Significant Customer

The Company has a consulting agreement with a foreign entity, in which the Company provides certain investment advisory, accounting and other services. The agreement provides for a monthly fee plus reimbursement of out-of-pocket expenses and additional fees subject to the review of costs incurred by the Company. The arrangement is under an annual agreement which can be terminated by either party with 60 days' notice.

4. Commitments

The Company leases office space under a noncancellable lease agreement expiring March 31, 2011. Minimum fixed rental payments, excluding other rent related expenses, are approximately:

Year ending December 31,	
2010	$255,000
2011	64,000
	$319,000

The Company has a letter of credit for the benefit of its lessor equal to $132,791 to satisfy its lease deposit requirement which expires on March 31, 2011. The line of credit is secured by a certificate of deposit that is pledged as collateral by the Company.

5. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, (SEC Rule 15c3-1) which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company had regulatory net capital of $498,015 and a regulatory net capital requirement of $5,481. The Company's ratio of aggregate indebtedness to regulatory net capital was .17 to 1.

6. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company executes securities transactions on behalf of customers as an agent and on a principal basis. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company does not anticipate nonperformance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash equivalents and certificates of deposit with financial institutions.

7. Subsequent Events

The Company evaluated all events that occurred from January 1, 2010 through February 25, 2010, the date the statement of financial condition was available to be issued. During the period, the Company did not have any material recognizable subsequent events.



BDO Seidman, LLP
Accountants and Consultants

100 Park Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Stockholder
Condor Securities Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Condor Securities Inc. ("Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related



BDO Seidman, LLP
Accountants and Consultants

regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

February 25, 2010


Condor Securities, Inc.

Statement of Financial Condition

December 31, 2009

BDO

Condor Securities, Inc.

Statement of Financial Condition

December 31, 2009

Condor Securities, Inc.

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